UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Panera Bread Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

69840W 10 8

(CUSIP Number)

October 1, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(Page 1 of 7 Pages)
________________
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69840W 10 8	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hussman Strategic Growth Fund, an investment portfolio of Hussman Investment Trust 55-2226627
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio U.S.A.
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,450,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,450,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,450,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.88%
12	TYPE OF REPORTING PERSON* IV

CUSIP No. 69840W 10 8	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hussman Econometrics Advisors, Inc. 38-3083913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland U.S.A.
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,450,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,450,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,450,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.88%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 69840W 10 8	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Panera Bread Company (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

3630 South Geyer Road, Suite 100
St. Louis, Missouri  63127

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)  Hussman Strategic Growth Fund (the "Fund"), an investment portfolio of Hussman Investment Trust (the "Trust"), an open-end management investment company, with respect to the Class A Common Stock directly owned by it; and

(ii) Hussman Econometrics Advisors, Inc. (the "Adviser"), a Maryland corporation, with respect to the Class A Common Stock directly owned by the Fund.

The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Item 2(c).	Citizenship:

The Trust is an unincorporated business trust that was organized under Ohio law on June 1, 2000.  The Adviser is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

CUSIP No. 69840W 10 8	13G	Page 5 of 7 Pages

Item 2(e).	CUSIP Number:
69840W 10 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act,

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act,

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [x]	Investment Company registered under Section 8 of the Investment Company Act of 1940, [with respect to the Trust]

(e) [x]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to the Adviser]

(f) [ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) [ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [ ]

Item 4.	Ownership.

A.	Hussman Strategic Growth Fund
(a)	Amount beneficially owned: 1,450,000
(b)	Percent of class: 4.88% The percentages used herein and in the rest of Item 4 are calculated based upon the 29,724,000 shares of Class A Common Stock issued and outstanding as of October 1, 2010.

CUSIP No. 69840W 10 8	13G	Page 6 of 7 Pages

(c)
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,450,000
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,450,000

B.	Hussman Econometrics Advisors, Inc.
(a)	Amount beneficially owned: 1,450,000
(b)	Percent of class: 4.88% The percentages used herein and in the rest of Item 4 are calculated based upon the 29,724,000 shares of Class A Common Stock issued and outstanding as of October 1, 2010.
(c)
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,450,000
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,450,000

The Fund has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which power may be exercised by its adviser, Hussman Econometrics Advisors, Inc.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, the Adviser each may be deemed to beneficially own the shares of Class A Common Stock owned by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Hussman Econometrics Advisors, Inc. has the power to direct the affairs of the Fund, including decisions respecting the disposition of the proceeds from the sale of the shares of Class A Common Stock .

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 69840W 10 8	13G	Page 7 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 14, 2010

HUSSMAN INVESTMENT TRUST

By:

/s/ John P. Hussman
Name: John P. Hussman
Title: President

HUSSMAN ECONOMETRICS ADVISORS, INC.

By:

/s/ John P. Hussman
Name: John P. Hussman
Title: President